DC

No Act
P.E. 12-13-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004536

January 8, 2003

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public
Availability 1-8-2003

William H. May
Vice President, General Counsel
and Secretary
Beckman Coulter, Inc.
4300 No. Harbor Boulevard
P.O. Box 3100
Fullerton, CA 92834-3100

Re: Beckman Coulter, Inc.

Dear Mr. May:

This is in regard to your letter dated December 13, 2002 concerning the shareholder proposal submitted by Paul R. Harder for inclusion in Beckman Coulter's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Beckman Coulter therefore withdraws its December 11, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

cc: Paul R. Harder
1024 Ethelinda Way
Brea, CA 92821

Paul R. Harder
1024 Ethelinda Way
Brea, CA 92821
(714) 529-4418

December 11, 2002

William H. May
Vice President, General Counsel and Secretary
Beckman Coulter, Inc.
4300 N. Harbor Blvd. Box 3100
Fullerton, CA 92835-3100

Re: Shareholder Proposal

Dear Mr. May:

It was good to see you the other day and I very much appreciate your providing me with a copy of the Corporate Governance Guidelines.

Paragraph 8 of the Guidelines adequately addresses my concerns expressed in paragraph a of my letter, although I would like to see the last sentence amended to make it clear that other Executives attend Board meetings "at the pleasure of the Board." Why should the "current" Chief Financial Officer expect to attend Board meetings just because his predecessor did?

Further, I would like to see the second sentence of Paragraph 5 be modified to read as follows:

> "These positions shall, however, be filled by two different individuals, the Chairman of the Board being selected from the independent Directors and the Company's Chief Executive Officer being an employee of the company."

At the time I sent you my Shareholder Proposal, I was unaware of the Corporate Governance Guidelines. I also appreciate your point that if the proposal is not sufficiently supported by the shareholders, such result would have an adverse impact on the Board's taking action on its own in the future. Accordingly, without any prejudice to renewing the proposal at any time in the future, I hereby withdraw the proposal set forth in my letter to you of October 30, 2002. If you have any questions or this withdrawal is inadequate, please let me know.

Respectfully submitted

Paul R. Harder

Paul R. Harder

BECKMAN COULTER

RECEIVED
2002 DEC 16 PM 5:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 13, 2002

Rule 14a-8 under the Securities Exchange Act of 1934

VIA MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: No-Action Request Regarding Stockholder Proposal by Paul Harder

Gentlemen:

On December 11, 2002, Beckman Coulter, Inc. (the "Company") submitted to the staff of the Division of Corporation Finance of the Securities and Exchange Commission a no-action letter request in connection with the Company's decision to exclude from its 2003 annual meeting proxy materials a stockholder proposal submitted to the Company by Paul Harder. Subsequent to submitting such no-action request, on December 11, 2002 the Company received a letter from Mr. Harder stating that he had withdrawn his proposal. A complete copy of Mr. Harder's signed letter of withdrawal is attached hereto. Accordingly, the Company is hereby withdrawing its no-action request. Thank you.

Very truly yours,

William H. May
William H. May
Vice President, General Counsel
and Secretary

WHM:pb

Beckman Coulter, Inc.
William H. May
Vice President, General Counsel and Secretary

Corporate Headquarters
4300 N. Harbor Boulevard
P.O. Box 3100
Fullerton, CA 92834-3100

Telephone: (714) 773-6973
Facsimile: (714) 773-7936
E-mail: wmay@beckman.com

BECKMAN COULTER

RECEIVED

2002 DEC 12 PM 12:43

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 11, 2002

Rule 14a-8 under the Securities Exchange Act of 1934

RECD S.E.C.

DEC 1 1 2002

1086

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal by Paul Harder

Gentlemen and Ladies:

Beckman Coulter, Inc., a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") submitted by Paul Harder for inclusion in the Company's proxy statement and form of proxy for the 2003 Annual Meeting (collectively, the "Proxy Materials"). On behalf of the Company, I write to inform you that the Company intends to exclude the Proposal from its Proxy Materials and to request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if the Company does so.

The Proposal requests: "That the Company's Amended and Restated By-Laws be further amended to provide as follows:

a. That a majority of the Board of Directors shall be independent, i.e., non-employees.

b. That the Chairman of the Board of Directors shall be an independent Board Member.

c. That the Chief Executive Officer, President or other top executive officer of the corporation shall not also be the Chairman of the Board of Directors."

A complete copy of Mr. Harder's Proposal letter is attached as Exhibit A.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the proponent, informing him of the Company's intention to omit the Proposal from its Proxy Materials. The Company intends to begin distribution of its definitive Proxy Materials on or after February 28, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Commission.

Beckman Coulter, Inc.
William H. May
Vice President, General Counsel and Secretary

Corporate Headquarters
4300 N. Harbor Boulevard
P.O. Box 3100
Fullerton, CA 92834-3100

Telephone: (714) 773-6973
Facsimile: (714) 773-7936
E-mail: wmay@beckman.com

LA\981093.1

We believe that the Proposal may properly be excluded from the Proxy Materials pursuant to the following rules:

- Rule 14a-8(i)(6), because the Company would lack the power or authority to implement the Proposal; and

- Rule 14a-8(i)(3), because the Proposal is vague, rendering it false and misleading in violation of the proxy rules.

A. The Company Lacks the Power or Authority to Implement the Proposal (Rule 14a-8(i)(6)).

Rule 14a-8(i)(6) provides that a registrant may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposal seeks to require that specific criteria be met by a majority of the directors serving on the board. The Proposal is identical in substance to proposals that the Staff, in a long line of no-action letters, has permitted registrants to exclude. The rationale for exclusion common to these no-action letters is that the proposals seek to limit the eligibility of directors who can serve on the board (or a committee thereof) based on specific characteristics or standards when the company lacks the ability to ensure the election of directors who possess those characteristics or meet those standards. Because the Company cannot guarantee that stockholders will elect directors who meet the specific criteria, it lacks the power or authority to implement the Proposal. Therefore, the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is excluded from its Proxy Materials pursuant to Rule 14a-8(i)(6).

The Company is a Delaware corporation and is subject to the General Corporation Law of Delaware (the "DGCL"). Pursuant to DGCL §211, as well as under the Company's certificate of incorporation and bylaws, directors of the Company are elected only by the stockholders. Although vacancies on the board may be filled by the affirmative vote of a majority of the remaining directors, even those positions are subject to election by a vote of stockholders after the appointee's initial term expires. Also, under the DGCL and the Company's certificate of incorporation, only stockholders, and not the board, have the power to remove directors, and then only for cause. Thus, ultimately the Company's stockholders determine who serves as the Company's directors.

In order to implement the Proposal, the board would be required to ensure that enough directors satisfying the proponent's criteria (i.e., "independent"/"non-employee") constituted a majority of the board at all times. The Company, however, has neither the lawful power nor the authority to guarantee compliance with this requirement. Since the Company cannot control who is elected or retained as a director, it is not within the power of the board to ensure the election of any particular person or type of person as a director, much less to require or ensure that a sufficient number of persons meeting certain criteria are elected to comprise a majority of the board. Similarly, it is not within the power of the board to ensure that such persons, if elected, will not be removed by the stockholders, will continue to meet such criteria or that additional "independent"/"non-employee" directors will otherwise be available to replace a director who subsequently resigns or ceases to meet such criteria.[1] Finally, if at any time the board ceases to satisfy the Proposal's majority "independent"/"non-employee" requirement, the board cannot lawfully remove any "non-independent" director (or cause such director to resign) in order to create vacancies which could be filled with "independent"/"non-employee" directors.

Under applicable law and the Company's governing documents, the ultimate power and authority to determine the composition of the board rests with the stockholders. Because a board cannot ensure or require certain types of persons to be elected or retained as directors, proposals substantially identical to the Proposal have been permitted to be excluded by the Staff as beyond a registrant's power to implement.

The Staff has issued a long line of no-action letters permitting the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board or a board committee. See *Marriott Int'l, Inc.* (February 26, 2001 and March 9, 2001 no change in position) (three proposals: (1) adopt a policy requiring that at least two-thirds of the members of the board be independent directors; (2) ensure that the board's compensation policy committee is composed entirely of independent directors; and (3) ensure that the board's nominating and corporate governance committee is composed entirely of independent directors); *General Electric Corp.* (February 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent); *Commonwealth Energy Corp.* (November 15, 2002) (bylaw that board committees consist of at least two non-employee directors); *Mattel Inc.* (March 21, 2001) (bylaw requiring independent directors for each key board committee seat); *Bank of America Corp.* (February 20, 2001) (ensure that the compensation committee is composed entirely of independent directors); *Bank of America Corp.* (February 20, 2001) (ensure that the audit committee is composed entirely of independent directors); *Boeing Co.* (February 13, 2001) (key board committees transition to independent directors for each committee seat and then maintain independent directors for each seat on those committees); *AT&T Corp.* (February 13, 2001) (key board committees, including the compensation committee, transition to independent directors for each committee seat); *PG&E Corporation* (January 22, 2001) (bylaw that independent directors be appointed for future openings on key board committees); *Boeing Co.* (March 6, 2000) (key board committees, including the compensation committee, shall have independent and committed directors); *Boeing Co.* (February 22, 1999 and August 18, 1999 no review) (only independent directors are eligible for key board committees, including the compensation committee); *Ameritech Corp.* (December 29, 1994) (establish a pension investment committee with a chairman who meets certain criteria); *US West, Inc.* (December 22, 1993) (ensure that one director elected at the 1995 annual meeting

[1] Whether new "independent" directors would be appointed to fill the vacancy assumes that the remaining directors, who have the power to fill vacancies pursuant to the certificate of incorporation, want to elect an "independent" director and can agree on such a person despite a possible 50-50 split between "independent" and "non-independent" directors, and entirely ignores the issue as to whether the board, now presumably in violation of the bylaws, can act at all.

of shareholders will be a retired employee); and *American Telephone & Telegraph Co.* (December 13, 1985) (at least one director be a worker-shareholder or retired employee).

The Staff's response in each of *Marriott, Mattel, General Electric, PG&E, AT&T, Boeing* and *Bank of America* no-action letters cited above noted that, "in [the Staff's] view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." This is equally true whether the proposal relates to the configuration of the board, or of board committees. It is also equally true regardless of how the proposal seeks to accomplish its objective, i.e., through recommending a by-law amendment, or simply a board resolution or policy. The Proposal is substantially identical to these proposals which have been subject to the Staff's review and excluded under Rule 14a-8(i)(6) as beyond the power of the board of directors to implement. Like the proposals in *General Electric* and *Marriott*, the Proposal seeks to establish that a minimum percentage of the board be comprised of "independent" directors. In fact, the Proposal goes beyond many of the proposals excluded by the Staff, and rather than "recommending" or requiring a "goal" or "transition", the Proposal would immediately mandate that the board ensure, and implicitly perpetually maintain, a certain board composition. In any case, the board simply does not have the power to implement the Proposal.

Since the board simply cannot ensure that its stockholders will elect or retain a sufficient number of "independent"/"non-employee" directors to continually represent a majority of the board, the Company lacks the power and authority to implement the Proposal. For the foregoing reasons, the Proposal may properly be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(6), and the Company respectfully requests that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its Proxy Materials.

B. The Proposal is Vague, Rendering It Misleading In Violation of the Proxy Rules (Rule 14a-8(i)(3)).

A registrant may exclude a proposal or supporting statement pursuant to Rule 14a-8(i)(3) "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently held that a proposal that is vague and indefinite may be false and misleading and thus omissible. See *Comshare, Inc.* (August 23, 2000), *Weirton Steel Corp.* (April 21, 2000); and *Dow Jones & Co., Inc.* (March 9, 2000). The Staff has permitted a stockholder proposal to be excluded where the vagueness of the proposal allows for a variety of interpretations. The Staff has permitted exclusion where "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." *Nations Bank Corp.* (January 29, 1998).

The Proposal is impermissibly vague and misleading because it does not define independent", "non-employee" or "top executive". The Proposal seems to summarily equate "independent" with "non-employee", although the Proposal does not state clearly whether this means employees of the Company. However, there are numerous different definitions of independence that may be applied to the Company's directors depending on the circumstances. For example, the rules of New York Stock Exchange to which the Company is subject have a definition of what constitutes an independent director, which differs from the definition found in Rule 16-3 under the Exchange Act, which differs still from the definition that is applicable for purposes of Section 162(m) of the Internal Revenue Code. Furthermore, the Proposal does not define "top executive." The Company's bylaws state that the officers of the Company shall be a chief executive officer, a president, a vice president, a secretary and a treasurer, and the Company may also have such subordinate officers as determined by the board of directors. The Company's proxy lists five "named executive officers", whereas the Company's annual report names eight executive officers. It would be impossible for the Company or stockholders to determine by reference to DGCL §142 or the Company's governing documents which of these people, or others, might be considered a "top executive" for purposes of the Proposal. Due to the vagueness of the terms "independent", "non-employee" and "top executive", it is impossible for the Company or the stockholders to know how to apply the Proposal. For the foregoing reasons, the Proposal may properly be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3).

C. Conclusion

Based on the foregoing, we believe that the Company may exclude the Proposal from the Proxy Materials. We respectfully request that the Staff confirm that the Proposal may be excluded from the Proxy Materials.

We would appreciate a response from the Staff as promptly as possible. Should the Staff disagree with the conclusions set forth in this letter or require additional information in support of our conclusions, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (714) 773-6973, if we can be of any further assistance in this matter.

Very truly yours,

William H. May
Vice President, General Counsel
and Secretary

WHM:pb

Exhibit A – Proposal Letter from Paul Harder

W.H. MAY OCT 3 0 2002

EXHIBIT A - PROPOSAL LETTER

Paul R. Harder
1024 Ethelinda Way
Brea, CA 92821

October 30, 2002

William H. May
Vice President, General Counsel and Secretary
Beckman Coulter, Inc.
4300 N. Harbor Blvd., Box 3100
Fullerton, CA 92834-3100

Re: Shareholder Proposal

Dear Mr. May:

In view of recent corporate control problems, the undersigned makes the following shareholder proposals to provide independence between the Chairman of the Board and the Corporation's Chief Executive Officer

That the Company's Amended and Restated By-Laws be further amended to provide as follows:

a. That a majority of the Board of Directors shall be independent, i.e., non-employees.

b. That the Chairman of the Board of Directors shall be an independent Board Member.

c. That the Chief Executive Officer, President or other top executive of the corporation shall not also be the Chairman of the Board of Directors.

Pursuant to Article II, Section 2 of the Company's Amended and Restated By Laws, I furnish the following information:

a. The proposal and the reason for conducting such business at the annual meeting is stated above.

b. My name and address as they should appear on the corporation's book is shown above.

c. This proposal has not been discussed with or endorsed by any other stockholder.

d. Either I or my wife and I are the owners or beneficial owners of the Company's common shares of stock as traded on the New York Stock Exchange:

(i)	Beckman Coulter Savings Plan T. Rowe Price	1,676
(ii)	Beckman Coulter Employee Stock Purchase Plan	906
(iii)	Morgan Stanley Active Assets Account	5,366
	Total	7,948

e. I have no financial interest in this proposal.

Pursuant to the Proxy Statement dated March 1, 2002, this proposal is being delivered to the Company on or before November 1, 2002 and it is respectfully requested that it be included for consideration of the stockholders in the company's proxy material for the 2003 Annual Meeting.

Respectfully submitted

Paul R. Harder

Paul R. Harder